ALETHEIA RESEARCH AND MANAGEMENT, INC.

Proxy Voting

I. Introduction

Rule 206(4)-6 (the "Rule") under the Investment Advisers Act of 1940 ("Advisers Act") requires every investment adviser to adopt and implement written policies and procedures, reasonably specific, that are free of conflicts of interest. The Rule further requires the adviser to provide a concise summary of the adviser's proxy voting process and offer to provide copies of the complete proxy voting policy and procedures to clients upon request. Lastly, the Rule requires that the adviser disclose to clients how they may obtain information on how the adviser voted their proxies.

Aletheia Research and Management, Inc. does not vote proxies unless pursuant to an affirmative client mandate to do so, which mandate must be generally consistent with that set forth below. To the extent this policy changes, its clients shall be so notified. The Portfolio Manager shall be the proxy administrator for the clients. Any questions about this document should be directed to the Proxy Administrator. Notwithstanding the foregoing, Aletheia Research and Management, Inc. reserves the right to employ the services of a third party proxy administrator for certain of its clients.

II. Policy

It is the general policy of Aletheia Research and Management, Inc. to not vote client proxies unless pursuant to an affirmative client mandate to do so, which mandate must be generally consistent with that set forth below. When such a mandate exists, proxies will be voted in the interest of maximizing shareholder value. To that end, Aletheia Research and Management, Inc. will vote in a way that it believes, consistent with its fiduciary duty, cause the value of the issue to increase the most or decline the least. Specifically, the following policies are designed to be responsive to the wide range of subjects that can have a significant effect on the investment value of the securities held in our clients' accounts which would necessarily need to be considered in the event Aletheia Research and Management, Inc. determines it is in the best interest of its client to vote proxies or is voting pursuant to a client mandate. These policies are not exhaustive due to the variety of proxy voting issues that Aletheia Research and Management, Inc. may be required to consider. Aletheia Research and Management, Inc. reserves the right to depart from these guidelines in order to avoid voting decisions that we believe may be contrary to our clients' best interests. At such times as Aletheia Research and Management, Inc. votes proxies, we will apply the following general policies:

A. Elections of Directors: Unless there is a proxy fight for seats on the Board or we determine that there are other compelling reasons for withholding votes for directors, we will vote in favor of the management proposed slate of directors. That said, we believe that directors have a duty to respond to shareholder actions that have received significant shareholder support. We may withhold votes for directors that fail to act on key issues such as failure to submit a rights plan to a shareholder vote and failure to act on tender offers where a majority of shareholders have tendered their shares.

B. Appointment of Auditors: Aletheia Research and Management, Inc. believes that the company remains in the best position to choose the auditors and will generally support management's recommendation. However, we recognize that there may be inherent conflicts

when a company's independent auditor performs substantial non-audit related services for the company. Therefore, we may vote against the appointment of auditors if the fees for non-audit related services are disproportionate to the total audit fees paid by the company or there are other reasons to question the independence of the company's auditors.

C. Changes in Capital Structure: Changes in a company's charter, articles of incorporation or by-laws are often technical and administrative in nature, driven by changes in laws or regulation. Absent a compelling reason to the contrary, Aletheia Research and Management, Inc. will cast its votes in accordance with the company's management on such proposals. However, we will review and analyze on a case-by-case basis any non-routine proposals that are likely to affect the structure and operation of the company or have a material economic effect on the company. For example, we will generally support proposals to increase authorized common stock when it is necessary to implement a stock split, aid in restructuring or acquisition or provide a sufficient number of shares for an employee savings plan, stock option or executive compensation plan. However, a satisfactory explanation of a company's intentions must be disclosed in the proxy statement for proposals requesting an increase of greater than one hundred percent of the shares outstanding. We will oppose increases in authorized common stock where there is evidence that the shares will be used to implement a poison pill or another form of anti-takeover device.

D. Corporate Restructurings, Mergers and Acquisitions: Aletheia Research and Management, Inc. believes proxy votes dealing with corporate reorganizations are an extension of the investment decision. Accordingly, we will analyze such proposals on a case-by-case basis.

E. Proposals Affecting Shareholder Rights: Aletheia Research and Management, Inc. believes that certain fundamental rights of shareholders must be protected. We will generally vote in favor of proposals that give shareholders a greater voice in the affairs of the company and generally oppose measures that seek to limit those rights. However, when analyzing such proposals we will weigh the financial impact of the proposal against the impairment of shareholder rights.

F. Corporate Governance: Aletheia Research and Management, Inc. recognizes the importance of good corporate governance in ensuring that management and the board of directors fulfill their obligations to the shareholders. We favor proposals promoting transparency and accountability within a company. For example, we will vote for proposals providing for equal access to proxies and a majority of independent directors on key committees.

G. Anti-Takeover Measures: Aletheia Research and Management, Inc. believes that measures that impede takeovers or entrench management not only infringe on the rights of shareholders but may also have a detrimental effect on the value of the company. We will generally oppose proposals, regardless of whether they are advanced by management or shareholders, if the purpose or effect of which is to entrench management or dilute shareholder ownership. Conversely, we support proposals that would restrict or otherwise eliminate anti-takeover measures that have already been adopted by corporate issuers. For example, we will support shareholder proposals that seek to require the company to submit a shareholder rights plan to a shareholder vote. We will evaluate, on a case-by-case basis, proposals to completely redeem or eliminate such plans. Furthermore, we will generally oppose proposals put forward by management (including blank check preferred stock, classified boards and supermajority vote requirements) that appear to be intended as management entrenchment mechanisms.

Year End	Product Assets U.S. Dollars (millions)	Annual Performance Results	S&P 500
		Net	Index
2007*	34.2	29.14%	9.13%
2006	26.6	16.97%	15.80%
2005	23.0	34.94%	4.91%
2004	16.7	36.78%	10.88%
2003	12.0	154.56%	28.68%
2002	4.6	15.67%	(22.10%)
2001	3.9	52.05%	(11.88%)
2000	2.5	26.78%	(9.11%)
1999	2.0	18.62%	21.04%
1998	1.6	(17.56%)	28.58%
1997	1.9	54.77%	33.36%
1996	1.2	28.48%	22.96%
1995	<1	72.61%	37.58%
1994	<1	(9.97%)	1.32%
1993	<1	50.54%	10.08%
1992	<1	53.72%	7.62%
1991	<1	96.75%	30.47%
1990	<1	(1.81%)	(3.11%)
1989	<1	2.80%	31.69%
1988	<1	26.82%	16.61%
1987	<1	5.05%	5.25%

Year End	Product Assets U.S. Dollars (millions)	Annual Performance Results Net	S&P 500 Index
2007*	34.2	29.14%	9.13%
2006	26.6	16.97%	15.80%
2005	23.0	34.94%	4.91%
2004	16.7	36.78%	10.88%
2003	12.0	154.56%	28.68%
2002	4.6	15.67%	(22.10%)
2001	3.9	52.05%	(11.88%)
2000	2.5	26.78%	(9.11%)
1999	2.0	18.62%	21.04%
1998	1.6	(17.56%)	28.58%
1997	1.9	54.77%	33.36%
1996	1.2	28.48%	22.96%
1995	≤1	72.61%	37.58%
1994	≤1	(9.97%)	1.32%
1993	≤1	50.54%	10.08%
1992	≤1	53.72%	7.62%
1991	≤1	96.75%	30.47%
1990	≤1	(1.81%)	(3.11%)
1989	≤1	2.80%	31.69%
1988	≤1	26.82%	16.61%
1987	≤1	5.05%	5.25%

director, or is a significant shareholder, the procedure described under Item 6 of the *Procedures for Identification and Voting of Proxies* section above will be followed.

Upon the detection of any other material conflict of interest, the procedure described under Item 6 of the *Procedures for Identification and Voting of Proxies* section above will also be followed.

V. Recordkeeping

Aletheia Research and Management, Inc. must maintain the documentation described in the following section for a period of not less than five (5) years, with the first two (2) years at its principal place of business. The Proxy Administrator or a designee will be responsible for the following procedures and for ensuring that the required documentation is retained.

Client request to review proxy votes:

Any request, whether written (including e-mail) or oral, for Aletheia Research and Management, Inc.'s proxy voting policies and procedures or for information as to how a particular client's securities were voted must be promptly reported to the Chief Compliance Officer. All written requests must be retained in the file.

Clients are permitted to request the proxy voting record for the 5 year period prior to their request.

Proxy Voting Policy and Procedures:

- A "Concise" Proxy Policy and Procedure disclosure document must be provided to clients prior to or at the time of entering into an advisory agreement. This disclosure document discloses how clients may obtain information about how Aletheia Research and Management, Inc. voted with respect to their securities and describes Aletheia Research and Management, Inc.'s voting policies and procedures.

Proxy statements received regarding client securities:

- Upon receipt of a proxy, Aletheia Research and Management, Inc. shall copy or print a sample of the proxy statement or card and maintain the copy in a central file along with a sample of the proxy solicitation instructions.

  Note: Aletheia Research and Management, Inc. is permitted to rely on proxy statements filed on the SEC's EDGAR system instead of keeping its own copies.

Proxy voting records to include:

- Aletheia Research and Management, Inc. proxy voting record; and

- Documents prepared or created by Aletheia Research and Management, Inc. that were material to making a decision how to vote, or that formed the basis for the decision. This includes minutes of any related meetings.

VI. Proxy Solicitation

As a matter of practice, it is Aletheia Research and Management, Inc.'s policy not to reveal or disclose to any client how the Adviser may have voted (or intends to vote) on a particular proxy until after such proxies have been counted at a shareholders' meeting. Aletheia Research and Management, Inc. will never disclose such information to unrelated third parties except as required by law.

The Proxy Administrator is to be promptly informed of the receipt of any solicitation from any person to vote proxies on behalf of clients. At no time may any employee accept any remuneration in the solicitation of proxies. The Proxy Administrator shall handle all responses to such solicitations.

VI. Proxy Voting Committee

The following is a list of the members of Aletheia Research and Management, Inc.'s proxy voting committee:

Peter J. Eichler, Jr.
Roger B. Peikin

ALETHEIA RESEARCH AND MANAGEMENT, INC.

Statement of Voting Policies and Procedures Provided to Clients

Dear Client:

The Securities and Exchange Commission has issued rules that require all registered investment advisors to make certain disclosures regarding their proxy voting procedures.

Aletheia Research and Management, Inc. has adopted general policies with respect to the election of directors, appointment of auditors, changes in the capital structure of an issuer, restructurings, mergers and acquisitions, corporate governance, anti-takeover measures, and executive compensation. In the event this policy changes, and if such a change occurs, notice of same will be provided to all clients. When Aletheia Research and Management, Inc. votes, our policy is to vote your proxies in the interest of maximizing shareholder value – voting proxies in such a manner as to cause the issue to increase the most or decline the least – considering both the short and long term implications of the proposal to be voted.

If Peter J. Eichler, Jr., our Proxy Administrator, determines that he or Aletheia Research and Management, Inc. is facing a material conflict of interest in voting your proxy, and our proposed vote is in conflict with our stated policies on a particular issue, our procedures provide for a Proxy Voting Committee to determine the appropriate vote. Decisions of the Committee must be unanimous. If a unanimous decision cannot be reached by the Committee, a competent third party will be engaged at our expense.

Our written proxy voting policy and procedures are available for your review. In addition, our complete proxy voting record is available exclusively to our clients. Please contact Roger B. Peikin if you have any questions or if you would like to review either of these documents.

Sincerely,

ALETHEIA RESEARCH AND MANAGEMENT, INC.